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                             December 18, 2023

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       5345 E. N. Belt Road
       North Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed December 8,
2023
                                                            File No. 000-56579

       Dear Paolo Tiramani:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G/A filed December 8, 2023

       Item 2. Financial Information, page 25

   1. We note your response to prior comment 6; however, you have not provided a more detailed discussion
regarding the company's quality and regulatory issues referenced within your results of
operations discussion on page 26 or a discussion about whether the permitting process
delay was a one-time event or may continue in the future and affect future revenues. Please
revise.
   2. We note your response to prior comment 7. Please revise your disclosure to include the expected sources of
funds for the costs estimated for the first three months and provide estimates and sources
for the work contemplated for months three through 12 in your planned timeline.
 Paolo Tiramani
FirstName
Boxabl Inc.LastNamePaolo Tiramani
Comapany18,
December   NameBoxabl
              2023     Inc.
December
Page 2    18, 2023 Page 2
FirstName LastName
Item 15. Financial Statements and Exhibits
Note 2-Summary of Significant Accounting Policies
Marketable Securities, page F-41

3. We note the disclosure you added regarding your investments, on pages F-7 and F-41. The language used in the disclosure does not appear to agree with the language used in your financial statements. Please address the following:
             Revise to clarify if your marketable securities include long-term and short-term investment in U.S. Treasury Notes, as noted in the Consolidated Balance Sheets presented.
             Revise to state the name of the account in the Consolidated Statements of Operations for both the year ending December 31, 2022 and the period ending September 30,
             2023 where you report both realized and unrealized gains and losses on all investments. In your disclosures you state these gains and losses are recognized in
             "investment and other income (expense);" but these account names are not presented in your financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Andrew Stephenson